EXHIBIT 99.44


News Release  (Q4-03-1)                                        January 21, 2003
                                                                    Page 1 of 3




YAMANA RESOURCES INC.      Yamana Resources Argentina Update
                           -----------------------------------------------------


3151 E. 29th Ave.          Yamana Resources Inc. is pleased to report recent
Spokane, WA 99223 U.S.A.   work by the Santa Cruz Joint Venture (SCJV) has
Tel: (509) 838 6615        defined several promising gold-rich vein systems on
                           Yamana's Martinetas gold property in southern
Fax: (509) 838-0714        Patagonia, Santa Cruz Province, Argentina.  Nine
                           separate veins will be tested by a 2000-meter diamond-core drilling campaign scheduled to start late in January.

                    The SCJV is a three-way partnership consisting of Yamana and Peru's two largest gold mining companies - Compania de Minas Buenaventura S.A.A., as operator, and Mauricio Hochschild & Compania S.A.C. In the current SCJV program, initiated September 1, 2002, a number of Yamana's existing gold properties are being explored in detail and additional properties are being acquired from a continuing reconnaissance effort. To date, detailed surface work - trenching, mapping and sampling - has been completed in three exploration sectors at Martinetas, with similar work now underway on the La Paloma (formerly Syrah) property. The reconnaissance program has added nine new properties to the SCJV property inventory, which now includes more than 1,500 square kilometers of exclusive mineral exploration rights.

                    Martinetas

                    Detailed trenching, mapping and sampling at Martinetas have focused on three exploration sectors - Coyote, Cerro Oro, and Armadillo (formerly known as T1) - each crossed by a number of gold-bearing veins containing bonanza-grade shoots. Almost 2000 meters of new short trenches have been dug, hammered, or blasted across the major known vein systems in each sector. Additionally, 780 meters of existing exploration trenches have been cleaned and deepened. This work defines various high-grade gold targets that will be examined at depth by diamond-core drilling. The 2000-meter drilling campaign will start late-January, 2003, and cost approximately $US 275,000. Project area surface rights are owned outright by Yamana.

                    The new detailed surface work defines three important east-west trending vein systems in the Coyote Sector. The principal system, Veta Coyote Norte, is more than 600 meters long and contains at least two bonanza shoots. The western shoot was previously known only at depth with two Yamana core holes, 17.5 meters apart, each hitting the vein 30 meters down-hole and intersecting from 114.2 to 282.7 g/t gold over a true vein width of 2.5 meters. New trenching and mapping indicate this bonanza-grade shoot extends upward to the surface




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NEWS RELEASE (Q4-03-1) Continued                               January 21, 2003
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                    and is at least  45  meters  long.  A  previously  undefined second shoot has also been found in the central part of the system. This shoot, also about 45 meters long, yields samples grading from 5.0 to 35.0 g/t gold. A third shoot has been found 100 meters to the south in Veta Coyote Sur; it is about 60 meters long, grades from 0.42 to 6.66 g/t gold, and includes a 0.5-meter bonanza sample with 93.45 g/t gold. A fourth shoot, found in Veta Calafate, 140 meters north of Veta Coyote Norte, is 110 meters long and grades from 3.0 to
                    22.7  g/t  gold.   All  four   shoots   will  be  tested  by
                    diamond-core drilling.

                    The Cerro Oro Sector, about 500 meters south of Coyote, contains many sets of east-west trending veins, the principal two of which are Veta Cerro Oro and Veta Calandria. Veta Cerro Oro, more than 160 meters long, yields several high-grade trench samples including a 0.5-meter bonanza sample with 80.8 g/t gold. Samples from Veta Calandria grade from 2.0 to 17.0 g/t gold. Drilling is planned to further test both of these vein systems.

                    The Armadillo Sector, 1200 meters south of Cerro Oro, contains several large and complex east-west vein systems, which have now been mapped and sampled in detail. Yamana previously tested one of these systems - Veta Armadillo - at depth, with one core hole intersecting 89.5 g/t gold over
                    3.0 meters true width. Surface samples taken along the currently known 210-meter length of this system range from
                    1.0 to 24.0 g/t gold. To the west, two parallel vein systems
                    - Veta Mara and Veta Mara Norte - extend from 500 to 1000 meters each along strike; sample results on these systems are pending. Another promising system 300 meters to the north - Veta Choique - has yielded trench surface samples grading up to 11 g/t gold along 500 meters strike length. Drilling is planned to test all four of these large vein systems.

                    La Paloma (Syrah)

                    Four exploration sectors - Santa Rosa, San Juan, San Martin, and San Nicolas - have been identified on the La Paloma property, located 40 kilometers northwest of Martinetas. Each sector is known to have at least two extensive gold-rich vein systems, collectively comprising a district-sized area prospective for high-grade gold shoots. The SCJV recently signed a lease-purchase option with the owner of the La Paloma Estancia securing 19,000 hectares of surface rights over the most favorable ground in this highly promising project area.

                    A detailed mapping and sampling program, now underway, is expected to last until late-May, 2003. Approximately 1000 meters of new short trenches will be cut across the property's more important veins. This program, costing about US$ 220,000, will define targets for a diamond-core drilling campaign expected to get underway in September, 2003.




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NEWS RELEASE (Q4-03-1) Continued                               January 21, 2003
                                                                    Page 3 of 3



                    Reconnaissance and New Properties

                    Since July, 2002, nine new cateos (exploration areas) covering approximately 85,000 hectares have been acquired to cover new prospects found and recommended by Yamana's reconnaissance team. Additionally, two new MDs (discovery zones) totaling 17,000 hectares have been filed to protect targets defined on the existing Martinetas and Microonda properties. Almost all new properties occur within a
                    40-kilometer radius of Martinetas, a central site for possible future mining operations. The properties, all less than 250 meters above sea level, are close to existing infrastructure and readily accessible all year by 2WD or 4WD vehicles. At least two more new cateos are expected to be acquired by the ongoing reconnaissance program, which will continue at least through May, 2003, and cost less than US$ 100,000. It is expected that a major program of follow-up mapping, sampling, and prioritization of these new properties will begin in September, 2003.

                    Samples reported herein were collected by Yamana's JV operator, Buenaventura, using industry-accepted methods. The samples were shipped unprepared to ALS-Geolab in Santiago, Chile, for pulverization and analysis. Reported gold values are from gravimetric fire assays with internal quality checks made according to standard laboratory protocols.

                    Maps, sections and other materials relating to this News Release can be accessed at Yamana's home page website listed below.



For further information, contact:

Victor H. Bradley                             Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forwardlooking statements should conditions or management's estimates or opinions change.